                                                                    Exhibit 13.1


DIRECTORS                                           OFFICERS
Thomas D. Adams, Jr., 1976 (2)                      Neil H. Hightower, 1966
President                                           President and Chief Executive Officer
Adams Realty Company
Thomaston, Georgia                                  H. Stewart Davis, 1971
                                                    Executive Vice President - Finishing
C. Ronald Barfield, 1989 (2)
Partner                                             George H. Hightower, Jr., 1977
Adams, Barfield, Dunaway                            Executive Vice President - Sales
& Hamkinson, Attorneys
Thomaston, Georgia                                  John R. Carson, 1972
                                                    Vice President - Consumer
Archie H. Davis, 1993 (2)                           Product Sales
President and CEO
The Savannah Bank, N.A.                             James E. Franklin, Jr., 1989
Savannah, Georgia                                   Vice President - Industrial Sales

H. Stewart Davis, 1981                              William T. Dunnahoo, 1990
Executive Vice President                            Vice President - Apparel
of the Company                                      Fabric Sales

George H. Hightower, 1945 (1)                       Robert E. L. Greene, Jr., 1985
Formerly Chairman of the Board                      Vice President - Engineering
of the Company, Retired
                                                    W. Harrison Hightower III, 1965
George H. Hightower, Jr., 1981                      Vice President - Administration
Executive Vice President
of the Company                                      Jonathan O. Huff, 1990
                                                    Vice President - Finishing
Neil H. Hightower, 1980 (1)
President and Chief Executive Officer               Charles F. Eichelberger, 1989
of the Company                                      Vice President - Greige
                                                    Manufacturing
William H. Hightower Jr., 1939 (1)
Formerly Chairman of the Board                      Daniel B. Tripp, 1991
of the Company, Retired                             Vice President - Human Resources
                                                    and Public Relations
Rosser R. Raines, 1993
Treasurer of the Company                            Ronald W. VanHouten, 1990
                                                    Secretary
Julian H. Roberts, 1963 (2)
Personal Investments                                Rosser R. Raines, 1970
Augusta, Georgia                                    Treasurer

Dr. Jerry M. Williamson, 1981 (2)
President
Gordon College
University System of Georgia
Barnesville, Georgia

Dom H. Wyant, 1983 (2)
Partner
Jones, Day, Reavis & Pogue,
Attorneys
Atlanta, Georgia


(1) Member of Executive Committee
(2) Member of Audit Committee


NOTE:  Dates after names indicate year first elected as Director or Officer



                                                                    [LOGO]
                                                               THOMASTON FABRICS



                                                           THOMASTON MILLS, INC.
                                                                 P.O. Box 311
                                                             Thomaston, Georgia

TO THE SHAREHOLDERS:

   Sales in the second fiscal quarter were up 8.7% from the year before. Net after tax earnings were disappointing. The Company earned $98,064 or $.02 per share compared to $2,105,427 or $.32 per share the year before.
   The main problem continued to be very low prices on sales yarn shipments during the quarter. In addition, sales were down on Type 120 muslin sheets. Capacity utilization on piece-dyed apparel fabrics and sheets raised fixed cost per unit on these products. Raw material prices increased faster than the prices received for finished products during the quarter, and this also caused the LIFO reserve to be increased.
    On the positive side, sales in the new Lakeside Plant continue ahead of plan. Demand for denim remains strong, and the Company continues to make progress in modernizing and expanding capacity. Plans are now underway to increase denim production through the Pike Plant by twenty per cent. This increase will be in place in the second quarter of next fiscal year. We are confident that the move to more casual apparel will last and will support this expansion for the long-term benefit of the Company.
    A new 200 count sheet will be offered during the April Market, and this new product will add new profitable sales and will offset problems with the 120 count muslin product.
    Sales yarn prices have improved and should continue to improve into the third quarter.
    We have had a difficult six months, but we continue to be optimistic that sales and earnings will improve in the last half of the fiscal year.


/s/ Neil H. Hightower
- - ----------------------



Neil H. Hightower
President and
Chief Executive Officer

January 24, 1995






THOMASTON MILLS, INC.
- - --------------------------------------------------------------------------------
STATEMENTS OF INCOME (UNAUDITED)

                                      Thirteen Weeks            Thirteen Weeks
                                               Ended                     Ended
                                   December 31, 1994           January 1, 1994
Net sales                             $ 67,050,535               $ 61,675,173
Cost of sales                           61,627,954                 53,516,649
                                      ------------               ------------
                                         5,422,581                  8,158,524
Selling, administrative
  and general expenses                   4,645,191                  4,488,187
                                      ------------               ------------
                                           777,390                  3,670,337
Other Income                               108,469                    146,369
                                      ------------               ------------
                                           885,859                  3,816,706
Interest expense                           726,147                    365,186
                                      ------------               ------------
Income before
   income taxes                            159,712                  3,451,520
Provision for income taxes                  61,648                  1,346,093
                                      ------------               ------------
Net income                            $     98,064               $  2,105,427
                                      ============               ============
   Average Number Shares                 6,499,258                  6,577,181
Data per share:
   Net income                         $       0.02               $       0.32
   Dividends paid                     $      0.070               $      0.065
                                      ============               ============


                                       Twenty-Six                  Twenty-Six
                                      Weeks Ended                 Weeks Ended
                                December 31, 1994             January 1, 1994
Net sales                            $135,606,282                $127,278,077
Cost of sales                         124,176,357                 109,971,724
                                     ------------                ------------
                                       11,429,925                  17,306,353
Selling, administrative
   and general expenses                 9,310,022                   8,944,027
                                     ------------                ------------
                                        2,119,903                   8,362,326
Other income                              225,371                     265,737
                                     ------------                ------------
                                        2,345,274                   8,628,063
Interest expense                        1,448,948                     810,804
                                     ------------                ------------
Income before
   income taxes                           896,326                   7,817,259
Provision for income taxes                345,981                   3,190,754
                                     ------------                ------------
Net income                           $    550,345                $  4,626,505
                                     ============                ============
   Average Number Shares                6,534,293                   6,578,715
Data per share:
   Net income                        $       0.08                $       0.70
   Dividends paid                    $       0.14                $       0.13
                                     ============                ============

THOMASTON MILLS, INC.
- - --------------------------------------------------------------------------------
BALANCE SHEETS (UNAUDITED)

                                     December 31,                January 1,
                                             1994                      1994

ASSETS
Current Assets:
   Cash & cash equivalents           $  1,766,959                $    775,907
   Receivables, less
       allowance of
       $415,000 in 1994
       and $490,000 in 1993            40,586,636                  35,628,384
Inventories                            39,384,696                  36,747,802
Other current assets                    1,041,493                   1,292,686
                                     ------------                ------------
       Total Current
         Assets                        82,779,784                  74,444,779
Property, Plant &
  Equipment                           213,592,421                 198,349,371
       Less allowance for
       depreciation                   129,788,259                 117,479,999
                                     ------------                ------------
                                       83,804,162                  80,869,372
Other assets                              589,845                     687,252
                                     ------------                ------------
                                     $167,173,791                $156,001,403
                                     ============                ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                  $  8,517,939                $  7,461,758
   Accrued liabilities                  4,782,649                   4,829,293
   Federal & state
     income taxes                          80,177                   1,210,626
   Current portion of
     obligations under
     capital leases                       415,549                     214,362
   Current portion of
     long-term debt                     1,806,700                   1,806,700
                                      -----------                 -----------
         Total Current
             Liabilities               15,603,014                  15,522,739
Obligations under capital
   leases, less current portion         1,561,166                     114,217
Long-term debt                         35,003,925                  30,810,625
Deferred income taxes                   6,571,130                   5,799,950
Other Liabilities                         102,168                           0
Shareholders' Equity                  108,332,388                 103,753,872
                                      -----------                 -----------
                                     $167,173,791                $156,001,403
                                      ===========                 ===========

   NOTE: Through July 2, 1994 the Company accounted for the cotton, polyester, labor and overhead components of raw materials, work in process and finished goods at the lower of cost, determined under the LIFO method of accounting, or market. Purchased cloth and yarn and certain supplies inventories were accounted for at the lower of cost, determined under the FIFO method of accounting, or market. In the first quarter of 1995, the Company changed to the LIFO method of accounting for purchased cloth and yarn. This change will result in better matching of revenues and expenses and will conform substantially all manufacturing inventories to the LIFO method. The cumulative effect of this change is not determinable. The effect of this change was to decrease net income for the quarter and twenty-six weeks by approximately $172,000 ($ .03 per share) and $295,000 ($.05 per share) respectively. In connection with this change, the Company conformed the manner of applying the LIFO method for its cotton and polyester inventories to the dollar value method. Management believes the effect of this change was not significant.
   During the quarter, the Company changed its estimate of raw material prices used to calculate LIFO inventories. This has the effect of increasing cost of sales by $333,000 ($.03 per share of net income) for the quarter. The LIFO reserve increased by $583,000 and $833,000 for the quarter and six months ended December 31, 1994.